UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            _______________________

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 1)
                            _______________________

                       INTERNATIONAL AMERICAN HOMES, INC.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                 459004 20 6
                                (CUSIP Number)
                            _______________________

                              Michael P. Villa,
                      c/o International American Homes, Inc.
                        4640 Forbes Boulevard, Suite 330,
                      Lanham, Maryland  20706, 301-306-5306
                    __________________________________________
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)
                            _______________________

                               JANUARY 26, 1996
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  459004 20 6                                    Page 1 of 10 Pages

                             SCHEDULE 13D


CUSIP NO.  459004 20 6                                    Page 2 of 10 Pages




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             ROBERT J. SUAREZ
             ###-##-####

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [ ]
                                                              (B) [ ]

3            SEC USE ONLY

4            SOURCE OF FUNDS

             PF

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  429,440 (See Item 5)
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        -0-

             9                   SOLE DISPOSITIVE POWER

                                        429,440 (See Item 5)

             10                  SHARED DISPOSITIVE POWER

                                        -0-

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             429,440 (See Item 5)

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                       [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.13%

14           TYPE OF REPORTING PERSON
             IN

Item 1.   SECURITY AND ISSUER

     This Statement is the First Amendment to a Statement on Schedule 13D dated June 10, 1994 (the "Schedule 13D") and relates to the common stock, par value $.01 per share (the "Common Stock") of International American Homes, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 4640 Forbes Boulevard, Lanham, Maryland 20706.

Item 2.   IDENTITY AND BACKGROUND

     (a) This Statement is being filed on behalf of Robert J. Suarez, hereinafter referred to as the "Reporting Person."

     (b) The business address of the Reporting Person is 4640 Forbes Boulevard, Lanham, Maryland 20706.

     (c) The present principal occupation or employment of the Reporting Person is President and Chairman of the Issuer. The principal business of the Issuer is a homebuilding company which, through its subsidiaries, designs, builds, and sells single-family homes and townhomes.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to as judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On January 26, 1996 the Reporting Person entered into a Stock Purchase Agreement (the "Agreement") with PH Property Development Company (the "Seller") pursuant to which, on that date, the Reporting Person purchased from Seller for an aggregate purchase price of $223,210 (i) 223,210 shares of Common Stock, and (ii) an assignment of the $1,800,000 claim of Seller's assignor to receive certain cash distributions relating to the Chapter 11 bankruptcy proceedings of the Issuer as provided in the Assignment of Claim (the "Assignment") executed by Seller on January 26, 1996. Copies of the Agreement and the Assignment are attached hereto as Exhibits 3 and 4, respectively, and are incorporated herein by reference.

     The purchase price was paid out of the personal funds of the Reporting Person.

Item 4.   PURPOSE OF THE TRANSACTION

     The shares of Common Stock beneficially owned by the Reporting Person are being held for investment purposes.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person beneficially owns an aggregate of 429,440 shares of Common Stock, which constitute approximately 16.13% of the outstanding shares of Common Stock (including shares which are issuable to the Reporting Person upon the exercise by such Reporting Person of options that are exercisable within 60 days from the date hereof). Such shares include (i) shares of Common Stock held of record by him and (ii) 50,000 shares of Common Stock issuable upon the exercise of stock options granted to him by the Issuer that are exercisable within 60 days from the date hereof.

     (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by such Reporting Person.

     (c) Except as set forth above, the Reporting Person has not effected any transaction in shares of Common Stock during the preceding 60 days.

     (d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

     (e)  Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS, WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as described elsewhere in this Statement or as set forth in the Assignment of Claim, attached as Exhibit 4 hereto and incorporated herein by reference, to the best knowledge of the Reporting Person there exists no contract arrangement or understanding or relationship (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   MATERIALS TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits to this Statement:

     EXHIBIT NO.    DESCRIPTION

          3         Stock  Purchase  Agreement,  dated   January  26,  1996
                    between PH Property Development Company  and  Robert J.
                    Suarez.

          4         Assignment of Claim executed by PH Property Development
                    Company.




Signature

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true complete and correct.





Date: February 15, 1996       /S/ ROBERT J. SUAREZ
                              -----------------------------------
                              Robert J. Suarez

                           EXHIBIT INDEX
ITEM NO.                                                     PAGE NO.


3.        Stock  Purchase  Agreement,  dated  January
          26,  1996 between PH Property Development
          Company and Robert J. Suarez.                            7

4.        Assignment of Claim Executed by PH Property
          Development Company                                     10